# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vista Credit Strategic Lending Corp., CIK 0001919369
CUSIP: 92839L107
Title of class of securities: Common Stock, par value $0.01 per share ("Common Stock")
Address of issuer's principal executive offices: 50 Hudson Yards, Floor 77, New York, New York (NY), 10001
Date of event which requires filing of this statement: 07/29/2026
Filed by CIK 0001216495
Persons authorized to receive notices and communications: Monica J. Shilling, P.C., 2049 Century Park East, Suite 3700, Los Angeles, California (CA), 90067, (310) 552-4200; Nicole M. Runyan, P.C., 601 Lexington Avenue, New York, New York (NY), 10022, (212) 446-4800

## Reporting persons
- Vista VCSL Feeder Fund, L.P. (CIK 0002108347): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 5,601,139.53; sole dispositive power 5,601,139.53; aggregate amount beneficially owned 5,601,139.53 (10.93% of the class)
  Comment: Based on information provided by the Issuer, the percent of class was calculated based on 51,238,054.309 shares of Common Stock outstanding as of July 29, 2026.
- VEP Group, LLC (CIK 0001216495): type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 7,071,412.87; sole dispositive power 7,071,412.87; aggregate amount beneficially owned 7,071,412.87 (13.8% of the class)
  Comment: Based on information provided by the Issuer, the percent of class was calculated based on 51,238,054.309 shares of Common Stock outstanding as of July 29, 2026.
- Robert F. Smith (CIK 0001216497): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 7,071,412.87; sole dispositive power 7,071,412.87; aggregate amount beneficially owned 7,071,412.87 (13.8% of the class)
  Comment: Based on information provided by the Issuer, the percent of class was calculated based on 51,238,054.309 shares of Common Stock outstanding as of July 29, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share ("Common Stock")
Name of issuer: Vista Credit Strategic Lending Corp.
Address of issuer's principal executive offices: 50 Hudson Yards, Floor 77, New York, New York (NY), 10001
Comment: This Amendment No. 1 amends the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on January 30, 2026 (as amended, the "Schedule 13D"). Except as set forth herein, the Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

VEP Group is the senior managing member of Vista Credit GP Holdco, LLC ("Holdco"). Holdco is the managing member of Vista VCSL Feeder Fund GP, LLC ("Feeder GP"). Feeder GP is the general partner of Feeder. Holdco is also the general partner of Vista Credit BDC Management, L.P. (the "Adviser"), which directly owns 1,523.37 shares of Common Stock. VEP Group is also the general partner of VHG Capital, L.P. ("VHG"), which directly owns 325,693.66 shares of Common Stock. VEP Group is also the senior managing member of Vista Credit Partners, L.P. ("VCP"). VCP is the investment subadviser of Vista Credit Insurance Dedicated Fund ("IDF"). IDF is the sole member of Vista IDF Trading SPV, LLC ("SPV"), which directly owns 1,143,056.31 shares of Common Stock.

Each of Feeder, VEP Group and Robert F. Smith are sometimes referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons." Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person.

Feeder, VEP Group, Holdco, Feeder GP, the Adviser, VHG, VCP, IDF and SPV are collectively referred to herein as the "Vista Entities."

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On July 1, 2026, the Issuer issued a $6,230,021.72 capital call drawdown notice to VHG. On July 29, 2026, the Issuer determined the purchase price per share of $19.13 and fixed the number of shares of Common Stock acquired in respect of such subscription at 325,656.392 shares of Common Stock. After giving effect to the reported purchase, VHG's remaining uncalled capital commitment is $10,385,041.79. The source of funds for these shares was working capital.

In addition, amounts reported on this Schedule 13D include 83.232 shares of Common Stock received subsequent to January 30, 2026 (the date that the Schedule 13D was initially filed with the SEC) pursuant to the Issuer's distribution reinvestment plan. The source of funds for these shares was distributions received with respect to shares of Common Stock owned by the Reporting Persons and reinvested into shares of Common Stock pursuant to the Issuer's distribution reinvestment plan.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The following information is as of the date hereof and assumes there are 51,238,054.309 shares of Common Stock outstanding as of July 29, 2026, based on information furnished by the Issuer.

Feeder is the direct beneficial owner of 5,601,139.53 shares of Common Stock. The Common Stock held by Feeder represents 10.93% of the Common Stock outstanding as of the date of this Schedule 13D.

VEP Group is the indirect beneficial owner of 7,071,412.87 shares of Common Stock (inclusive of the shares of Common Stock directly held by Feeder). The Common Stock held by VEP Group represents 13.80% of the Common Stock outstanding as of the date of this Schedule 13D.

Robert F. Smith is the sole managing member of VEP Group. Consequently, Mr. Smith and VEP Group may be deemed the beneficial owners of the shares held directly by Feeder, the Adviser, VHG and SPV. Each of the Vista Entities and Mr. Smith expressly disclaim beneficial ownership of any shares not held directly and the filing of this Schedule 13D shall not be construed as an admission that any of the foregoing is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

By virtue of the relationship among the Reporting Persons described in Item 2, each such Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the shares of Common Stock as set forth in rows 7 through 13 of the cover pages of this Schedule 13D.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

Except as otherwise set forth in this Statement, none of the Reporting Persons has effected any transactions in the Common Stock since January 30, 2026 (the date that the Schedule 13D was initially filed with the SEC).

## Signatures
- Vista VCSL Feeder Fund, L.P.: /s/ Robert F. Smith, Robert F. Smith, Managing Member of the Senior Managing Member of the Managing Member of the General Partner (07/30/2026)
- VEP Group, LLC: /s/ Robert F. Smith, Robert F. Smith, Managing Member (07/30/2026)
- Robert F. Smith: /s/ Robert F. Smith, Robert F. Smith (07/30/2026)